Filed by MeriStar Hotels & Resorts, Inc.
                                       pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule
                              14a-6(j) under the Securities Exchange Act of 1934
                                  Subject Company: Interstate Hotels Corporation
                                                    Commission File No.: 0-26805



FOR IMMEDIATE RELEASE

MERISTAR HOTELS & RESORTS CONTACTS:     INTERSTATE HOTELS CORPORATION CONTACTS:
----------------------------------      --------------------------------------
Melissa Thompson                        Tom Loftus        Lisa O'Connor
Director of Corporate Communications    Media Inquiries   Investor Relations
(202) 295-2228                          (412) 937-3382    (412) 937-3319

Jerry Daly or Carol McCune
Daly Gray Public Relations (Media)
(703) 435-6293


         MERISTAR HOTELS & RESORTS AND INTERSTATE HOTELS EXPECT TO HOLD
          SECOND-QUARTER EARNINGS CALL AS COMBINED COMPANY ON AUGUST 8


         WASHINGTON and PITTSBURGH, July 24, 2002--MeriStar Hotels & Resorts (NYSE: MMH) and Interstate Hotels Corporation (Nasdaq: IHCO) today announced that the companies expect to hold their first earnings conference call as Interstate Hotels & Resorts (NYSE: IHR), the nation's largest independent hotel management company, on Thursday, August 8, 2002, at 11 a.m. ET. The conference call will occur if stockholders of both companies vote to approve a proposed merger at special stockholder meetings scheduled for July 30, 2002.

         Consummation of the merger is expected to occur on July 31, pending approval by the stockholders of each company and the satisfaction or waiver of other closing conditions. The newly merged company is expected to release second-quarter financial results on Thursday, August 8, 2002, before the market's opening.

         Representing Interstate Hotels & Resorts on the call will be Paul Whetsell, chairman and chief executive officer, and John Emery, president and chief operating officer. Stockholders and other interested parties may listen to a simultaneous webcast of the conference call on the Internet by logging onto Interstate Hotels & Resorts' new Web site, www.ihrco.com,

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

Interstate Conference Call
Page 2

or www.streetevents.com, or may call (800) 240-2134, reference number 489283. (International investors may call (303) 262-2075.) A recording of the call will be available by telephone until midnight on Monday, August 12, by dialing (800) 405-2236, reference number 489283. A replay of the conference call also will be posted on Interstate Hotels & Resorts' Web site.

         Interstate Hotels Corporation operates 135 hotels with more than 28,000 rooms in 36 states, the District of Columbia, Canada and Russia. For more information, visit WWW.INTERSTATEHOTELS.COM.

         MeriStar Hotels & Resorts operates 267 hospitality properties with more than 56,000 rooms in 42 states, the District of Columbia, and Canada, including 55 properties managed by Flagstone Hospitality Management, a subsidiary of MeriStar Hotels & Resorts. BridgeStreet Corporate Housing Worldwide, a MeriStar subsidiary, is one of the world's largest corporate housing providers, offering upscale, fully furnished corporate housing throughout the United States, Canada, the United Kingdom, France and 39 additional countries through its network partners. For more information, visit www.meristar.com.

         THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ABOUT MERISTAR AND INTERSTATE, INCLUDING THOSE STATEMENTS REGARDING, THE TIMING OF THE PROPOSED MERGER, THE RESULTS OF THE PROPOSED MERGER, FUTURE OPERATING RESULTS AND THE TIMING AND COMPOSITION OF REVENUES, AMONG OTHERS, AND STATEMENTS CONTAINING WORDS SUCH AS "EXPECTS," "BELIEVES" OR "WILL," WHICH INDICATE THAT THOSE STATEMENTS ARE FORWARD-LOOKING. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING THE CURRENT SLOWDOWN OF THE NATIONAL ECONOMY, ECONOMIC CONDITIONS GENERALLY AND THE REAL ESTATE MARKET SPECIFICALLY, THE IMPACT OF THE EVENTS OF SEPTEMBER 11, 2001, LEGISLATIVE AND REGULATORY CHANGES, AVAILABILITY OF DEBT AND EQUITY CAPITAL, INTEREST RATES, COMPETITION, SUPPLY AND DEMAND FOR LODGING FACILITIES IN THE COMPANIES' CURRENT AND PROPOSED MARKET AREAS, THE RECEIPT OF REQUIRED STOCKHOLDER APPROVALS FOR THE PROPOSED MERGER, THE FULFILLMENT OF CONDITIONS PRECEDENT FOR THE PROPOSED MERGER AND THE POTENTIAL DE-LISTING OF MERISTAR BY THE NYSE. ADDITIONAL RISKS ARE DISCUSSED IN

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

Interstate Conference Call
Page 3

THE FILINGS OF MERISTAR AND INTERSTATE WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THEIR DEFINITIVE PROXY STATEMENT AND PROSPECTUS, WHICH WAS FILED WITH THE SEC ON JULY 1, 2002.

         THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR PROVINCE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. MERISTAR HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION, WHICH HAS BEEN DECLARED EFFECTIVE BY THE SEC. THE FORM S-4 CONTAINS A PROSPECTUS, A PROXY STATEMENT, AND OTHER DOCUMENTS FOR THE STOCKHOLDERS' MEETINGS OF MERISTAR AND INTERSTATE AT WHICH TIME THE PROPOSED TRANSACTION WILL BE CONSIDERED. MERISTAR AND INTERSTATE FILED DEFINITIVE VERSIONS OF THESE MATERIALS WITH THE SEC ON JULY 1, 2002. MERISTAR AND INTERSTATE HAVE MAILED THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE FORM S-4 TO THEIR RESPECTIVE STOCKHOLDERS. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT MERISTAR, INTERSTATE, THE MERGER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, PROXY STATEMENT AND PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. COPIES OF THE MERGER AGREEMENT AND OTHER PRINCIPAL TRANSACTION DOCUMENTS ARE CONTAINED IN THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO THE MERISTAR AND INTERSTATE CONTACT ADDRESSES SET FORTH IN THIS PRESS RELEASE.

         IN ADDITION TO THE FORM S-4, THE PROXY STATEMENT AND PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER, BOTH MERISTAR AND INTERSTATE ARE OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

         PURSUANT TO INSTRUCTION 3 OF ITEM 4 OF SCHEDULE 14A, THE PARTICIPANTS IN THE SOLICITATION INCLUDE MERISTAR, INTERSTATE, THEIR RESPECTIVE DIRECTORS AND MAY INCLUDE CERTAIN EXECUTIVE OFFICERS OF EACH. INFORMATION REGARDING THESE PARTICIPANTS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS RELATING TO THE PROPOSED MERGER.

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